Exhibit 99.1

Organigram Announces Effective Date of Share Consolidation

TORONTO--(BUSINESS WIRE)--June 19, 2023--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI; NASDAQ: OGI) announced today that its Board has approved the consolidation of the Company’s issued and outstanding common shares at a consolidation ratio of four (4) pre-consolidation common shares for every post-consolidation common share (the “Share Consolidation”). The Share Consolidation is being implemented to ensure the Company continues to comply with Nasdaq listing requirements, reduce volatility and to enhance the marketability of the common shares to institutional investors.

The Share Consolidation is subject to approval by the Toronto Stock Exchange and the Nasdaq Global Select Market and is expected to become effective on July 5, 2023 with the post-Share Consolidation common shares commencing trading on the Toronto Stock Exchange and Nasdaq Global Select Market at market open on July 7, 2023. Shareholders do not need to take any action with respect to the Share Consolidation, as the process will be completed automatically through the Company's transfer agent.

Upon completion of the Share Consolidation, the Company's common shares will continue to trade on the Toronto Stock Exchange and Nasdaq Global Select Market under the same ticker symbols.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For media enquiries:
Paolo De Luca
Chief Strategy Officer
paolo.deluca@organigram.ca

For investor enquiries:
investors@organigram.ca